TRANSMISSÃO PAULISTA

Date São Paulo, December 2, 2005

RECEIVED
2005 DEC 14 P 1:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref.CT/F/05535/2005

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporat[redacted]
U.S. Securities and Exchange Comm
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

05013291

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of the Notice to the Market, sent to CVM – Comissão de Valores Mobiliários and BOVESPA – Bolsa de Valores de São Paulo, regarding the privatization process of Companhia de Transmissão de Energia Elétrica Paulista, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Manoel Carlos V. Coronado
Assistant to the Financial Directorate and Relations with Investors

PROCESSED
DEC 2 0 2005
THOMSON FINANCIAL

Enclosure: as above mentioned

Copy to: Arianna Ferreira-Foley
The Bank of New York

dlw 12/15

Rua Bela Cintra, 847
01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Open Capital Company - CNPJ 02.998.611/0001-04

NOTICE TO THE MARKET

Regarding the news divulged yesterday in Broadcast - Agência Estado and today in the newspaper Gazeta Mercantil, with inaccurate information about the privatization of CTEEP, the Company, according to the already published Relevant Facts and other information given, reiterates and informs the following:

1- The privatization process of CTEEP is made by the Government of the State of São Paulo and the State Privatization Directive Council that determined CESP to perform the activities necessary to that purpose.

2- The consortiums contracted by CESP to make CTEEP valuation and the sale model (Máxima; Citigroup and Rio Bravo) are not interested in purchasing CTEEP; they were only contracted to make the services necessary to the sale of CTEEP's share control.

3- The tentative schedule of the process indicates February 8, 2006 for the referred to sale auction. However, the definitive date of the auction shall be in charge of the Government of the State of São Paulo, as well as other decisions that it shall make during this privatization process.

São Paulo, November 25, 2005

Cláudio Cintrão Forghieri
Chief Financial Officer and
Investors Relation Director